VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

December 2, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the "Registrant") (on behalf of 361 Managed Futures Fund and 361 Long/Short Equity Fund) (File Nos. 333-122901 and 811-21719)

Ladies and Gentlemen:

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 21, 2011, regarding Post-Effective Amendment No. 180 to the Registrant’s Form N-1A registration statement with respect to the 361 Managed Futures Fund and 361 Long/Short Equity Fund series of the Registrant.  Responses to all of the comments are included below and as appropriate are reflected in Post-Effective Amendment Number 193 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.  Please file the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) in connection with addressing the staff’s comments.  The Registrant may request an accelerated effective date for the Amendment on behalf of the Funds.

Response:  As requested by the staff, the Registrant is filing the Amendment pursuant to Rule 485(a) under the Securities Act.  On behalf of the Funds, the Registrant requests that the staff accelerate the effective date of the Amendment to December 15, 2011.

SUMMARY PROSPECTUS FOR THE 361 MANAGED FUTURES FUND

2.  Please include in the Fund’s principal investment strategies a statement that the Fund will invest at least 80% of its assets in futures, if applicable.

Response:  The Fund does not expect that it will invest at least 80% of its assets in futures.  Based on the teleconference with Mr. Howell of the staff on November 21, 2011, the Fund understands that this comment relates to the requirement in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) that, if an investment company has a name suggesting that it focuses its investments in a particular type of investment or investments, it must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in that investment or those investments.

The Fund respectfully submits that Rule 35d-1 does not require it to adopt an 80% policy or test for investing in futures, because the term “managed futures” in its name refers to the Fund’s strategy rather than a specific type of investment.  The staff has explained that the 80% test under Rule 35d-1 is not applicable when a fund’s name refers to a type of investment strategy or objective rather than a specific type of investment.  For example, in the response to Question 9 in the staff’s FAQ on Rule 35d-1, the staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”

The Fund respectfully submits that an investor would not be misled by its name to conclude that the Fund was investing at least 80% of its assets in futures contracts.  In this regard, the Fund’s prospectus describes that it will enter into futures contracts and that it will separately hold liquid instruments, such as shares of ETFs or ETNs, during periods when the Fund is already invested in futures positions to the extent dictated by its investment strategy or as needed to comply with current SEC guidance relating to asset coverage.  Nevertheless, the Fund believes it is important that its name convey the fact that it pursues an managed futures strategy, because the Fund’s investment adviser anticipates that a majority of the Fund’s performance will be attributable to its positions in futures contracts under normal market conditions.

The Fund also notes that another series of Registrant includes the term “managed futures” in its name – the Ramius Trading Strategies Managed Futures Fund.  While that series pursues a commodities-focused strategy through a wholly-owned subsidiary, the Fund nonetheless notes that it too expects that a majority of its performance will result from its futures trading strategy.

3.  Please confirm that the Fund will not be managed to a particular benchmark.

Response:  The Fund confirms that it will not be managed to a particular benchmark.

4.  In the “Shareholder Fees” table please:

a.   Clarify whether the deferred sales charge will apply to the lower of the net asset value of the shares at purchase or redemption.

Response:  The Fund confirms that the deferred sales charge will apply to the lower of the net asset value of the shares at purchase or redemption.  The Fund has revised the “Shareholder Fees” table accordingly.

b.   Please realign the expense numbers corresponding to the three sub-headings under “Other Expenses” so that it is clear these are included in “Other Expenses”.

Response:  The Fund has made the requested revision.

c.   Please include the Fund’s fee waiver agreement as an exhibit to the filing.

Response:  A copy of the waiver agreement has been included as an exhibit to the filing.

d.   Please confirm that expenses associated with the Fund’s short positions will be included in the “Shareholder Fees” table.

Response:  The Fund confirms that expenses associated with short positions will be included in the “Shareholder Fees” table.

5.  Please revise the Fund’s “Principal Investment Strategies” to bring the disclosure more in line with the Commission’s guidance on “Plain English” disclosure.

Response:  The Fund has made the requested revisions.

6.  Due to the fact that the Fund will no longer seek to make futures investments through a wholly-owned subsidiary, please explain how the Fund will invest in futures contracts.

Response:  As described in the prospectus, the Fund will seek to establish both long and short positions in futures contracts on various U.S. and foreign equity indices.  The Fund will enter into those contracts directly for its own account, and will post appropriate margin in connection with doing so.  In addition, the Fund will cover its futures positions in a manner consistent with the current Commission guidance regarding asset coverage for derivatives positions held by investment companies.

7.  Explain why the Fund is an “investment company” within the meaning of Section 3(a) of the Investment Company Act.

Response:  The Fund respectfully submits that it is an “investment company” under both relevant definitions of that term included in Section 3(a) of the Investment Company Act.  Section 3(a)(1)(A) provides that the term “investment company” means any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.  The Fund submits that under normal market conditions its assets are expected to consist substantially of instruments are or may be securities within the meaning of Section 2(a)(36) of the Investment Company Act – e.g., futures contracts that are or may be “security futures” as defined in Section 2(a)(52), shares of ETFs and ETNs, and put and call options on securities indices and ETFs.  In addition, the Fund will function and hold itself out as an open-end management investment company; for example, the Fund will strike a daily net asset value and will continuously issue redeemable shares.  Section 3(a)(1)(C) provides that the term “investment company” means any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of that issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  The Fund anticipates that under normal market conditions substantially all of its assets will consist of instruments that are or may be securities, such that more than 40% of its assets (exclusive of Government securities and cash items) will consist of “investment securities” as that term is defined in Section 3(a)(2).

8.  Please identify futures as a type of derivative that will be used in the “Principal Investment Strategies” section.

Response:  The Fund has made the requested revision.

9.  Please state whether derivatives will be used for purposes of determining whether the Fund invests at least 80% of the value of its assets in futures contracts.

Response:  As noted in the response to Comment 2, the Fund does not expect that it will invest 80% of its assets in futures contracts.

10.  Please explain how derivatives will be valued for purposes of determining whether the Fund invests at least 80% of the value of its assets in futures contracts.  If derivatives will be considered for this purpose, please confirm that their notional value will not be used.

Response:  As noted in the response to Comment 2, the Fund does not expect that it will invest 80% of its assets in futures contracts.

11.  Please acknowledge that the Fund has considered the staff’s letter to the Investment Company Institute dated July 30, 2010 regarding derivatives-related disclosures by investment companies (the “ICI Derivatives Letter”).

Response:  The Fund has considered the ICI Derivatives Letter in connection with preparing its derivative-related disclosures in the Amendment.

12.  Please explain why a foreign risk factor appears in the “Principal Risks” section of the Fund’s prospectus.

Response:  The foreign risk factor relates to the disclosure in the “Principal Investment Strategies” section of the Fund’s prospectus indicating that the Fund will seek to establish both long and short positions in futures contracts on various U.S. and foreign equity indices.  The Fund has modified the “Principal Investment Strategies” section to make more clear that it anticipates the possibility of having some exposure to foreign securities markets.

SUMMARY PROSPECTUS FOR THE 361 LONG/SHORT EQUITY FUND

13.  Please confirm that the Fund’s primary performance benchmark will be the S&P 500 index.

Response: The Fund confirms that its primary performance benchmark will be the S&P 500 index.

14.  In the “Shareholder Fees” table please:

a.   Clarify whether the deferred sales charge will apply to the lower of the net asset value of the shares at purchase or redemption.

Response:  The Fund confirms that the deferred sales charge will apply to the lower of the net asset value of the shares at purchase or redemption.  The Fund has revised the “Shareholder Fees” table accordingly.

b.   Please realign the expense numbers corresponding to the three sub-headings under “Other Expenses” so that it is clear these are included in “Other Expenses”.

Response:  The Fund has made the requested revision.

c.   Please include the Fund’s fee waiver agreement as an exhibit to the filing.

Response:  A copy of the waiver agreement has been included as an exhibit to the filing.

d.   Please confirm that expenses associated with the Fund’s short positions will be included in the “Shareholder Fees” table.

Response:  The Fund confirms that expenses associated with short positions will be included in the “Shareholder Fees” table.

15.  Please state whether derivatives will be used for purposes of determining whether the Fund invests at least 80% of the value of its assets in equity securities.

Response:  The Fund may invest a portion of its assets in futures and options contracts; however, the Fund will not count those derivatives positions for purposes of determining whether it holds at least 80% of the value of its net assets (including investment-related borrowings) in equity securities.  The Fund’s prospectus has been revised accordingly.

16.  Please explain how derivatives will be valued for purposes of determining whether the Fund invests at least 80% of the value of its assets in equity securities.  If derivatives will be considered for this purpose, please confirm that their notional value will not be used.

Response:  As noted in response to Comment 15, the Fund will not count its futures and options positions for purposes of determining whether it holds at least 80% of the value of its net assets (including investment-related borrowings) in equity securities.

STATUTORY PROSPECTUS

17.  In the “More About the Funds’ Investment Objectives, Strategies and Risks – Managed Futures Fund” section, please explain the type of notice investors will be provided should the Fund change its investment objective.

Response:  The Fund has included in that section a statement that shareholders will receive 60 days’ prior notice before the Fund changes its investment objective.

18.  In the “Tools to Combat Frequent Transactions” section, please add more detail on the Fund’s policies regarding frequent trading that are responsive to Item 11 of Form N-1A.

Response:  The Fund has made the requested revision.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua B. Sterling (202.373.6556) or Michael Glazer (213.680.6646) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Joshua B. Sterling

Joshua B. Sterling, Esq.
Bingham McCutchen LLP